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                                                                    EXHIBIT 21.1

                           Subsidiaries of the Issuer


         The Company has a wholly-owned subsidiary, Wilson Bank and Trust, a state chartered bank incorporated under the laws of the State of Tennessee and doing business under the same name. Wilson Bank and Trust has a wholly-owned subsidiary, Hometown Finance Company, a state chartered loan and thrift company incorporated under the laws of the State of Tennessee and doing business under the same name. The Company also owns 50% of DeKalb Community Bank, a state chartered bank incorporated under the laws of the State of Tennessee and doing business under the same name and 50% of Community Bank of Smith County, a state chartered bank incorporated under the laws of the State of Tennessee and doing business under the same name.